II-VI INCORPORATED

375 Saxonburg Boulevard

Saxonburg, Pennsylvania 16056

May 4, 2021

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

RE:	II-VI Incorporated
Registration Statement on Form S-4
File No. 333-255547

Dear Staff of the Division of Corporation Finance:

Reference is made to the Registration Statement on Form S-4 (File No. 333-255547) (the “Registration Statement”) filed by II-VI Incorporated (the “Company”) with the U.S. Securities and Exchange Commission on April 27, 2021, as amended on May 4, 2021.

The Company hereby requests the Registration Statement be declared effective at 4:00 p.m., Eastern Time, on May 6, 2021, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Andrew J. Nussbaum at (212) 403-1269 or by email at AJNussbaum@wlrk.com or Karessa L. Cain at (212) 403-1128 or by email at KLCain@wlrk.com with any questions you may have concerning this request. In addition, please contact any of the foregoing when this request for acceleration has been granted.

Sincerely,

II-VI INCORPORATED

By:	/s/ Jo Anne Schwendinger
	Name:	Jo Anne Schwendinger
	Title:	Chief Legal and Compliance Officer and Secretary

cc:	Bret DiMarco, Coherent, Inc.
Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz
Karessa L. Cain, Wachtell, Lipton, Rosen & Katz
D. Mark McMillan, K&L Gates LLP
Jeffrey W. Acre, K&L Gates LLP
Michael S. Ringler, Skadden, Arps, Slate, Meagher & Flom
Sonia K. Nijjar, Skadden, Arps, Slate, Meagher & Flom